UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
___________________

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)

(Amendment No. 2)

Domino's Pizza, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

25754A201
(CUSIP Number)

April 20, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[  ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25754A201	13G	Page 2 of 19 Pages

1	NAME OF REPORTING PERSON Nelson Peltz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,571,811
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,571,811
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,571,811
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.4%*
12	TYPE OF REPORTING PERSON (See Instructions) IN

   * This calculation is rounded off to the nearest tenth and is based upon 57,821,572 shares of Common Stock issued and outstanding as of March 5, 2012, as reported in the Company’s Definitive Proxy Statement with respect to the Company's 2012 Annual Meeting of Shareholders, as filed with the Securities and Exchange Commission on March 16, 2012 (the "Proxy Statement").

CUSIP No. 25754A201	13G	Page 3 of 19 Pages

1	NAME OF REPORTING PERSON Peter W. May
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,571,811
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,571,811
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,571,811
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.4%*
12	TYPE OF REPORTING PERSON (See Instructions) IN

* This calculation is rounded off to the nearest tenth and is based upon 57,821,572 shares of Common Stock outstanding as of March 5, 2012, as reported in the Company’s Proxy Statement.

CUSIP No. 25754A201	13G	Page 4 of 19 Pages

1	NAME OF REPORTING PERSON Edward P. Garden
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,571,811
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,571,811
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,571,811
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.4%*
12	TYPE OF REPORTING PERSON (See Instructions) IN

* This calculation is rounded off to the nearest tenth and is based upon 57,821,572 shares of Common Stock outstanding as of March 5, 2012, as reported in the Company’s Proxy Statement.

CUSIP No. 25754A201	13G	Page 5 of 19 Pages

1	NAME OF REPORTING PERSON Trian Fund Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,571,811
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,571,811
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,571,811
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.4%*
12	TYPE OF REPORTING PERSON (See Instructions) PN

* This calculation is rounded off to the nearest tenth and is based upon 57,821,572 shares of Common Stock outstanding as of March 5, 2012, as reported in the Company’s Proxy Statement.

CUSIP No. 25754A201	13G	Page 6 of 19 Pages

1	NAME OF REPORTING PERSON Trian Fund Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,571,811
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,571,811
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,571,811
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 (See Instructions) 4.4%*
12	TYPE OF REPORTING PERSON OO

* This calculation is rounded off to the nearest tenth and is based upon 57,821,572 shares of Common Stock outstanding as of March 5, 2012, as reported in the Company’s Proxy Statement.

CUSIP No. 25754A201	13G	Page 7 of 19 Pages

1	NAME OF REPORTING PERSON Trian Partners Parallel Fund I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 53,309
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 53,309
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,309
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ X ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%*
12	TYPE OF REPORTING PERSON (See Instructions) PN

* This calculation is rounded off to the nearest tenth and is based upon 57,821,572 shares of Common Stock outstanding as of March 5, 2012, as reported in the Company’s Proxy Statement.

CUSIP No. 25754A201	13G	Page 8 of 19 Pages

1	NAME OF REPORTING PERSON Trian Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 416,187
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 416,187
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 416,187
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ X ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.7%*
12	TYPE OF REPORTING PERSON (See Instructions) PN

* This calculation is rounded off to the nearest tenth and is based upon 57,821,572 shares of Common Stock outstanding as of March 5, 2012, as reported in the Company’s Proxy Statement.

CUSIP No. 25754A201	13G	Page 9 of 19 Pages

1	NAME OF REPORTING PERSON Trian Partners Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,097,678
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,097,678
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,097,678
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ X ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.9%*
12	TYPE OF REPORTING PERSON (See Instructions) PN

* This calculation is rounded off to the nearest tenth and is based upon 57,821,572 shares of Common Stock outstanding as of March 5, 2012, as reported in the Company’s Proxy Statement.

CUSIP No. 25754A201	13G	Page 10 of 19 Pages

1	NAME OF REPORTING PERSON Trian Partners Strategic Investment Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 587,822
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 587,822
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 587,822
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ X ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.0%*
12	TYPE OF REPORTING PERSON (See Instructions) PN

* This calculation is rounded off to the nearest tenth and is based upon 57,821,572 shares of Common Stock outstanding as of March 5, 2012, as reported in the Company’s Proxy Statement.

CUSIP No. 25754A201	13G	Page 11 of 19 Pages

1	NAME OF REPORTING PERSON Trian Partners Strategic Investment Fund-A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 383,007
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 383,007
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 383,007
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ X ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.7%*
12	TYPE OF REPORTING PERSON (See Instructions) PN

* This calculation is rounded off to the nearest tenth and is based upon 57,821,572 shares of Common Stock outstanding as of March 5, 2012, as reported in the Company’s Proxy Statement.

CUSIP No. 25754A201	13G	Page 12 of 19 Pages

1	NAME OF REPORTING PERSON Trian Partners Master Fund (ERISA), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 33,808
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 33,808
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,808
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ X ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%*
12	TYPE OF REPORTING PERSON (See Instructions) PN

* This calculation is rounded off to the nearest tenth and is based upon 57,821,572 shares of Common Stock outstanding as of March 5, 2012, as reported in the Company’s Proxy Statement.

Item 1(a):                Name of Issuer:

The name of the issuer is Domino’s Pizza, Inc., a company organized under the laws of the state of Delaware (the “Company”).

Item 1(b):               Address of Issuer’s Principal Executive Offices:

The Company’s principal executive office is located at 30 Frank Lloyd Wright Drive, Ann Arbor, MI 48106.

Item 2(a):                Name of Person Filing:

The persons filing this statement are Trian Partners, L.P., a Delaware limited partnership (“Trian Onshore”), Trian Partners Master Fund, L.P., a Cayman Islands limited partnership (“Trian Offshore”), Trian Partners Parallel Fund I, L.P., a Delaware limited partnership (“Parallel Fund I”), Trian Partners Strategic Investment Fund, L.P., a Delaware limited partnership (“TPSIF”), Trian Partners Strategic Investment Fund-A, L.P., a Delaware limited partnership (TPSIF-A”), Trian Partners Master Fund (ERISA), L.P., a Cayman Islands limited partnership (“Trian ERISA” and collectively with Trian Onshore, Trian Offshore, Parallel Fund I, TPSIF and TPSIF-A, the “Trian Funds”), Trian Fund Management, L.P., a Delaware limited partnership (“Trian Management”), and Trian Fund Management GP, LLC, a Delaware limited liability company (“Trian Management GP” and together with Trian Management and the Trian Funds, the “Trian Entities”), Nelson Peltz, Peter W. May and Edward P. Garden (the Trian Entities and Messrs. Peltz, May and Garden are sometimes hereinafter referred to collectively as the “Reporting Persons”).

Trian Management GP is the general partner of Trian Management, which serves as the management company for each of the Trian Funds.  Trian Management GP is controlled by Messrs. Peltz, May and Garden, who therefore are in a position to determine the investment and voting decisions made by Trian Management, Trian Management GP and the Trian Funds.  Each of Trian Management GP, Trian Management, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to the Trian Funds, may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Act”)), the shares of Common Stock (as defined in Item 2(d) below) that each of the Trian Funds directly and beneficially owns. Each of Trian Management GP, Trian Management, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such shares of Common Stock for all other purposes.  The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

Item 2(b):	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is 280 Park Ave, 41st Floor, New York, New York 10017, except that the principal business address of Trian Offshore and Trian ERISA is Gardenia Court, Suite 3307, 45 Market Street, Camana Bay, Grand Cayman, Cayman Islands, KY1-1103.

Item 2(c):               Citizenship:

Trian Onshore, Parallel Fund I, TPSIF, TPSIF-A and Trian Management are Delaware limited partnerships.  Trian Management GP is a Delaware limited liability company.  Trian Offshore and Trian ERISA are Cayman Islands limited partnerships. Messrs. Peltz, May and Garden are United States citizens.

Item 2(d):               Title of Class of Securities:

Common Stock, par value $0.01 (“Common Stock”).

Item 2(e):                CUSIP Number:

            25754A201

Item 3:	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

A.	[ ] Broker or dealer registered under Section 15 of the
Act,
B.	[ ] Bank as defined in Section 3(a)(6) of the Act,
C.	[ ] Insurance Company as defined in Section 3(a)(19) of the
Act,
D.	[ ] Investment Company registered under Section 8 of the
Investment Company Act of 1940,
E.	[ ] Investment Adviser in accordance with Rule
13d-1 (b)(1)(ii)(E),
F.	[ ] Employee Benefit Plan or Endowment Fund in accordance
with 13d-1 (b)(1)(ii)(F),
G.	[ ] Parent Holding Company or control person in accordance
with Rule 13d-1 (b)(1)(ii)(G),
H.	[ ] Savings Association as defined in Section 3(b) of the
Federal Deposit Insurance Act,
I.	[ ] Church Plan that is excluded from the definition of an
investment company under Section 3(c)(14) of the
Investment Company Act of 1940,
J.	[ ] Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
K.	[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4:                    Ownership:

The percentages used herein are calculated based upon 57,821,572 shares of Common Stock issued and outstanding as of March 5, 2012, as reported in the Company’s Definitive Proxy Statement with respect to the Company's 2012 Annual Meeting of Shareholders, as filed with the Securities and Exchange Commission on March 16, 2012.

As of the close of business on April 20, 2012:

1. Nelson Peltz
(a) Amount beneficially owned: 2,571,811
(b) Percent of class: 4.4%
(c)Number of shares as to which the person has: (i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 2,571,811
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 2,571,811

2. Peter W. May
(a) Amount beneficially owned: 2,571,811
(b) Percent of class: 4.4%
(c)Number of shares as to which the person has: (i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 2,571,811
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 2,571,811

3. Edward P. Garden
(a) Amount beneficially owned: 2,571,811
(b) Percent of class: 4.4%
(c)Number of shares as to which the person has: (i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 2,571,811
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 2,571,811

4. Trian Fund Management, L.P.
(a) Amount beneficially owned: 2,571,811
(b) Percent of class: 4.4%
(c)Number of shares as to which the person has: (i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 2,571,811
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 2,571,811

5. Trian Fund Management, GP LLC
(a) Amount beneficially owned: 2,571,811
(b) Percent of class: 4.4%
(c)Number of shares as to which the person has: (i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 2,571,811
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 2,571,811

6. Trian Partners Parallel Fund I, L.P.
(a) Amount beneficially owned: 53,309
(b) Percent of class: 0.1%
(c) Number of shares as to which the person has: (i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 53,309
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 53,309

7. Trian Partners, L.P.
(a) Amount beneficially owned: 416,187
(b) Percent of class: 0.7%
(c) Number of shares as to which the person has: (i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 416,187
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 416,187

8. Trian Partners Master Fund, L.P.
(a) Amount beneficially owned: 1,097,678
(b) Percent of class: 1.9%
(c) Number of shares as to which the person has: (i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 1,097,678
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 1,097,678

9. Trian Partners Strategic Investment Fund, L.P.
(a) Amount beneficially owned: 587,822
(b) Percent of class: 1.0%
(c) Number of shares as to which the person has: (i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 587,822
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 587,822

10. Trian Partners Strategic Investment Fund-A, L.P.
(a) Amount beneficially owned: 383,007
(b) Percent of class: 0.7%
(c)(i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 383,007
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 383,007

11. Trian Partners Master Fund (ERISA), L.P.
(a) Amount beneficially owned: 33,808
(b) Percent of class: 0.1%
(c) Number of shares as to which the person has: (i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 33,808
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 33,808

Item 5:                    Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X]

Item 6:                    Ownership of More than Five Percent on Behalf of Another Person:

                                Not Applicable.

Item 7:                    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

                                Not Applicable.

Item 8:                    Identification and Classification of Members of the Group:

Not Applicable.

Item 9:                    Notice of Dissolution of Group:

Not Applicable.

Item 10:                  Certifications:

Each of the Reporting Persons makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 20, 2012

TRIAN FUND MANAGEMENT, L.P. By: Trian Fund Management GP, LLC, its general partner By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member
TRIAN FUND MANAGEMENT GP, LLC By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member
TRIAN PARTNERS, L.P. By: Trian Partners GP, L.P., its general partner By: Trian Partners General Partner, LLC, its general partner By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member

TRIAN PARTNERS MASTER FUND, L.P.

By: Trian Partners GP, L.P., its general partner

By: Trian Partners General Partner, LLC,
its general partner

By:  /s/EDWARD P. GARDEN
         Name:   Edward P. Garden
         Title:     Member

TRIAN PARTNERS PARALLEL FUND I, L.P. By: Trian Partners Parallel Fund I General Partner, LLC, its general partner By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member

TRIAN PARTNERS STRATEGIC INVESTMENT FUND, L.P.

By: Trian Partners Strategic Investment Fund GP, L.P.,
              its general partner

By:  Trian Partners Strategic Investment Fund General Partner, LLC,
              its general partner

By:  /s/EDWARD P. GARDEN
         Name:   Edward P. Garden
         Title:     Member

TRIAN PARTNERS STRATEGIC INVESTMENT FUND-A, L.P.

 By: Trian Partners Strategic Investment Fund-A GP, L.P.,
                 its general partner

By:  Trian Partners Strategic Investment Fund-A General Partner, LLC,
                 its general partner

By:  /s/EDWARD P. GARDEN
         Name:   Edward P. Garden
         Title:     Member

TRIAN PARTNERS MASTER FUND (ERISA), L.P.

By:  Trian Partners (ERISA) GP, L.P., its general partner

By:   Trian Partners (ERISA) General Partner, LLC, its general partner

By:  /s/EDWARD P. GARDEN
         Name:   Edward P. Garden
         Title:     Member

/s/NELSON PELTZ NELSON PELTZ
/s/PETER W. MAY PETER W. MAY
/s/EDWARD P. GARDEN EDWARD P. GARDEN

Exhibit I

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $0.01 per share, of Domino’s Pizza, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 20th day of April, 2012.

TRIAN FUND MANAGEMENT, L.P. By: Trian Fund Management GP, LLC, its general partner By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member
TRIAN FUND MANAGEMENT GP, LLC By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member
TRIAN PARTNERS, L.P. By: Trian Partners GP, L.P., its general partner By: Trian Partners General Partner, LLC, its general partner By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member

TRIAN PARTNERS MASTER FUND, L.P.

By: Trian Partners GP, L.P., its general partner

By: Trian Partners General Partner, LLC,
              its general partner

By:  /s/EDWARD P. GARDEN
         Name:   Edward P. Garden
         Title:     Member

TRIAN PARTNERS PARALLEL FUND I, L.P. By: Trian Partners Parallel Fund I General Partner, LLC, its general partner By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member

TRIAN PARTNERS STRATEGIC INVESTMENT FUND, L.P.

 By: Trian Partners Strategic Investment Fund GP, L.P.,
               its general partner

By:  Trian Partners Strategic Investment Fund General Partner, LLC,
               its general partner

By:  /s/EDWARD P. GARDEN
         Name:   Edward P. Garden
         Title:     Member

TRIAN PARTNERS STRATEGIC INVESTMENT FUND-A, L.P.

 By: Trian Partners Strategic Investment Fund-A GP, L.P.,
               its general partner

By: Trian Partners Strategic Investment Fund-A General Partner, LLC,
               its general partner

By:  /s/EDWARD P. GARDEN
         Name:   Edward P. Garden
         Title:     Member

TRIAN PARTNERS MASTER FUND (ERISA), L.P.

By: Trian Partners (ERISA) GP, L.P., its general partner

By:  Trian Partners (ERISA) General Partner, LLC,
its general partner

By:  /s/EDWARD P. GARDEN
         Name:   Edward P. Garden
         Title:     Member

/s/NELSON PELTZ NELSON PELTZ
/s/PETER W. MAY PETER W. MAY
/s/EDWARD P. GARDEN EDWARD P. GARDEN